Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 220

Pleasanton, CA 94588

January 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Charli Gibbs-Tabler

Re:	Healthcare Triangle, Inc. Request for Acceleration
Registration Statement on Form S-3
File No. 333-276382

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Healthcare Triangle, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-3 (File No. 333-276382) (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, January 31, 2024, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross Carmel at (646) 838-1310.

If you have any questions regarding this request, please contact Ross Carmel of Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very truly yours,

By:	/s/ Thyagarajan Ramachandran
Name:	Thyagarajan Ramachandran
Title:	Chief Financial Officer

cc: Ross Carmel, Sichenzia Ross Ference Carmel LLP